UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Trident Rowan Group, Inc.
                                (Name of Issuer)


                     common stock, par value $.01 per share
                         (Title of Class of Securities)


                                    89614K10
                                 (CUSIP Number)


                           Gina M. J. Rosenberg, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                October 11, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|


                               Page 1 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 89614K10
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Tamarix Investors LDC
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  |X|

                                                              (b)  |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                     |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
--------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               -0-
        NUMBER           -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 786,949 shares (See Item 5)
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   -0-
        REPORTING        -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   786,949 shares (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               786,949 shares (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
               17.39% on a fully diluted basis
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------


                               Page 2 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 89614K10
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Centaurus Management, LDC
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |X|

                                                                    (b)  |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                            |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
--------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               -0-
        NUMBER           -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 786,949 shares (See Item 5)
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   -0-
        REPORTING        -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   786,949 shares (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               786,949 shares (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
               17.39% on a fully diluted basis
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               CO

--------------------------------------------------------------------------------


                               Page 3 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 89614K10
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Azzurra, Inc.
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |X|

                                                                       (b)  |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                 |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               -0-
        NUMBER           -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 786,949 shares (See Item 5)
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   -0-
        REPORTING        -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   786,949 shares (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               786,949 shares (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                             |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
               17.39% on a fully diluted basis
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               CO

--------------------------------------------------------------------------------


                               Page 4 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 89614K10
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mark Hauser
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |X|

                                                                    (b)  |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               N/A
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                     |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               741,584 shares
        NUMBER           -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 786,949 shares (See Item 5)
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   741,584 shares
        REPORTING        -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   786,949 shares (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,528,533 shares (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
               29.76% on a fully diluted basis
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN

--------------------------------------------------------------------------------


                               Page 5 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 89614K10
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Emanuel Arbib
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |X|

                                                                 (b)  |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               N/A
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                    |_|
--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               France
--------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               454,305 shares (See Item 5)
        NUMBER           -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 24,000 shares
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   454,305 shares (See Item 5)
        REPORTING        -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   24,000 shares
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               478,305 shares (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
               10.10% on a fully diluted basis
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN

--------------------------------------------------------------------------------


                               Page 6 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 89614K10
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Gianni Bulgari
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |X|

                                                                   (b)  |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               PF
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                    |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United Kingdom
--------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               1,468,827 shares (See Item 5)
        NUMBER           -------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 -0-
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   1,468,827 shares (See Item 5)
        REPORTING        -------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   -0-
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,468,827 shares (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                   |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
               30.59% on a fully diluted basis
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN

--------------------------------------------------------------------------------


                               Page 7 of 11 Pages

                         Amendment No. 2 to Schedule 13D

      This Statement amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, dated May 2, 1997, as previously amended by Amendment No. 1 dated March 9, 1999 (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Trident Rowan Group, Inc., a Maryland corporation (the "Issuer"). Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D.

Item 4 of the Schedule 13D, "Purpose of Transaction," is amended to add the following:

      (b) - (e). In connection with the resolution of certain disputes between Mr. Bulgari and the Issuer, Mark Hauser, Gianni Bulgari, Emanuel Arbib, William Spier, Howard Chase and the Issuer entered into a Settlement Agreement executed on October 11, 1999 but dated as of September 21, 1999 (the "Settlement Agreement"). In the Settlement Agreement the parties agreed to cause the Issuer to retain an investment bank to explore corporate options for the Issuer including a sale of the Issuer and/or Moto Guzzi Corp. or a significant investment in the Issuer by a third party and to cause Moto Guzzi Corp. to enter into a comprehensive agreement reflecting a unified plan to maximize the value of both the Issuer and Moto Guzzi Corp., including among other things, retaining an investment bank. The Settlement Agreement further provides that the parties will cooperate on a continuing basis (including voting their shares) to elect certain director nominees and to amend the Amended and Restated Articles of Incorporation of the Issuer to reduce the number of directors to seven and dismantle the staggered Board of Directors and to amend the by-laws to provide that the affirmative vote of four out of seven directors shall be required for all actions requiring the Issuer's board approval. The Board of Directors of the Issuer has approved the terms of the Settlement Agreement. The Settlement Agreement is included as Exhibit 10 to this Amendment No. 2 to Schedule 13D.

Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is amended and restated in its entirety as follows:

      (a) and (b). Tamarix is the beneficial owner of 682,579 shares of Common Stock (the "Tamarix Shares") and warrants to purchase 104,370 shares of Common Stock (the "Tamarix Warrants"). Accordingly, Tamarix beneficially owns 17.39% of the Common Stock on a fully diluted basis (based on the Issuer having 4,419,900 shares of Common Stock issued and outstanding and taking into account the shares issuable upon exercise of the Tamarix Warrants). In the Articles of Association of Tamarix, Centaurus is given the authority to vote and dispose of the Tamarix Shares and Tamarix Warrants. Tamarix thus shares the power to direct the vote and the disposition of the Tamarix Shares and Tamarix Warrants with Centaurus and Azzurra.

      Centaurus is the beneficial owner of 682,579 shares of Common Stock and warrants to purchase 104,370 shares of Common Stock based on Centaurus's power to direct the vote and the disposition of the Tamarix Shares and the Tamarix Warrants as manager of Tamarix. Accordingly, Centaurus beneficially owns 17.39% of the Common Stock on a fully diluted basis (based on the Issuer having 4,419,900 shares of Common Stock issued and outstanding and taking into account the shares issuable upon exercise of the Tamarix Warrants). Centaurus shares the power to vote and dispose of the Tamarix Shares and the Tamarix Warrants with Tamarix and Azzurra.

      Azzurra is the beneficial owner of 682,579 shares of Common Stock and warrants to purchase 104,370 shares of the Common Stock based on Azzurra's power to direct the vote and the disposition of the Tamarix Shares and the Tamarix Warrants. Accordingly, Azzurra beneficially owns 17.39% of the Common Stock on a fully diluted basis (based on the Issuer having 4,419,900 shares of Common Stock issued and outstanding and taking into account the shares issuable upon exercise of the Tamarix


                               Page 8 of 11 Pages

Warrants). Azzurra shares the power to vote and dispose of the Tamarix Shares and the Tamarix Warrants with Tamarix and Centaurus.

      Mr. Hauser is the beneficial owner of 812,579 shares of Common Stock (the "Hauser Shares"), warrants to purchase 604,370 shares of Common Stock (the "Hauser Warrants") and options to purchase 111,584 shares of Common Stock (the "Hauser Options"), of which 682,579 shares of Common Stock and warrants to purchase 104,370 shares of Common Stock are owned by virtue of his power as a Director of Tamarix and Centaurus to direct the vote and the disposition of the Tamarix Shares and the Tamarix Warrants. Accordingly, Mr. Hauser beneficially owns 29.76% of the Common Stock on a fully diluted basis (based on the Issuer having 4,419,900 shares of Common Stock issued and outstanding and taking into account the shares issuable upon exercise of the Hauser Warrants, the Hauser Options and the Tamarix Warrants). Mr. Hauser has the sole power to vote and dispose of the Hauser Shares (which include the Tamarix Shares), the Hauser Warrants (which include the Tamarix Warrants) and the Hauser Options.

      Mr. Arbib is the beneficial owner of 138,492 shares of Common Stock (the "Arbib Shares"), warrants to purchase 264,563 shares of Common Stock (the "Arbib Warrants") and options to purchase 51,250 shares of Common Stock (the "Arbib Options"). Mr. Arbib has shared voting power with respect to 24,000 shares of common stock owned by Capital Management Ltd, by virtue of his power as a managing director of Capital Management Ltd. Accordingly, Mr. Arbib beneficially owns 10.10% of the Common Stock on a fully diluted basis (based on the Issuer having 4,419,900 shares of Common Stock issued and outstanding and taking into account the shares issuable upon exercise of the Arbib Warrants and the Arbib Options). Mr. Arbib has the sole power to vote and dispose of the Arbib Shares, the Arbib Warrants and the Arbib Options.

      Mr. Bulgari is the beneficial owner of 1,087,760 shares of Common Stock (the "Bulgari Shares") and warrants to purchase 381,067 shares of Common Stock (the "Bulgari Warrants"). Accordingly, Mr. Bulgari beneficially owns 30.59% of the Common Stock on a fully diluted basis (based on the Issuer having 4,419,900 shares of Common Stock issued and outstanding and taking into account the shares issued upon the exercise of the Bulgari Warrants). Mr. Bulgari has the sole power to vote and dispose of the Bulgari Shares and the Bulgari Warrants.

      Tamarix, Centaurus, Azzurra, Mr. Hauser, Mr. Arbib and Mr. Bulgari by virtue of their entering into the Settlement Agreement may be deemed a group (the "Group") as such term is defined in 17 CFR ss. 240.13d-5(b)(1). See Item 4. The Group are the beneficial owners of 2,062,831 shares of Common Stock, warrants to purchase 1,250,000 shares of Common Stock and options to purchase 162,834 shares of Common Stock (collectively, the "Group Shares"). The Group Shares include the Hauser Shares, the Hauser Warrants and the Hauser Options (which include the Tamarix Shares and Tamarix Warrants), the Arbib Shares, the Arbib Warrants, the Arbib Options, the Bulgari Shares and the Bulgari Warrants. Accordingly, the Group beneficially owns 59.59% of the Common Stock on a fully diluted basis (based on the Issuer having 4,419,900 shares of Common Stock issued and outstanding and taking into account the shares issuable upon exercise of the Tamarix Warrants, the Hauser Warrants, the Hauser Options, the Arbib Warrants, the Arbib Options and the Bulgari Warrants).

      (c) The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.


                               Page 9 of 11 Pages

Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer," is amended to add the following:

      In the Settlement Agreement the parties agreed to propose and vote for the election of certain director nominees and to propose certain amendments to the Amended and Restated Articles of Incorporation reducing the number of directors to seven and dismantling the staggered Board of Directors. See Item 4.

Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended to add the following:

        Exhibit No.

        10  -      Settlement Agreement by and among the Issuer, Mark
                   Hauser, Gianni Bulgari, Howard Chase, Emanuel Arbib and
                   William Spier, dated as of September 21, 1999.


                               Page 10 of 11 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 26, 1999

                                      TAMARIX INVESTORS LDC

                                      By: /s/ Mark Hauser
                                          --------------------------------------
                                          Chairman


                                      CENTAURUS MANAGEMENT, LDC

                                      By: /s/ Mark Hauser
                                          --------------------------------------
                                          Director


                                      AZZURRA, INC.

                                      By: /s/ Mark Hauser
                                          --------------------------------------
                                          Chairman


                                      /s/ Mark Hauser
                                      ------------------------------------------
                                      MARK HAUSER


                                      /s/Emanuel Arbib
                                      ------------------------------------------
                                      EMANUEL ARBIB


                                      /s/ Gianni Bulgari
                                      ------------------------------------------
                                      GIANNI BULGARI



                               Page 11 of 11 Pages